EXHIBIT 99.5

VOX ANNOUNCES Q3 2022 FINANCIAL RESULTS

AND DECLARES QUARTERLY DIVIDEND

TORONTO, CANADA – November 15, 2022 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the third quarter ended September 30, 2022. All amounts are in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer stated: “Our recent results demonstrate Vox’s consistent outperformance for investors over the past several quarters, setting multiple production, revenue and profitability records notwithstanding a turbulent macroeconomic and geopolitical backdrop. The introduction of a quarterly dividend and Vox’s Nasdaq listing highlight management’s commitment to investor returns, liquidity, and accretive growth.”

Third Quarter 2022 Highlights

•	Record Q3 2022 recognized revenues of $3,181,574, record year-to-date revenues of $6,403,347 and record year-to-date royalty receipts of $7,612,264;
•	Record gross profit of $2,463,007 and $5,072,178 for the three and nine months ended September 30, 2022;
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Declared an inaugural quarterly cash dividend of $0.01 per common share on September 20, 2022, paid to shareholders on November 4, 2022, representing an initial 1.8% annualized dividend yield (based on the closing share price on September 19, 2022);

•	Subsequent to quarter-end, commenced trading on the Nasdaq on October 10, 2022;
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Noted significant organic development within the existing royalty portfolio with the commencement of production by Northern Star Resources Limited at the Otto Bore gold mine and construction completion and loaded commissioning at the Binduli North Gold Mine by Zijin Mining Group Co., Ltd. both located in Western Australia;

•	Increased producing royalty asset count to seven during the nine months ended September 30, 2022, with the May 2022 acquisition of the Wonmunna royalty and the commencement of production at Otto Bore;
•	Strong balance sheet position at quarter end, including:
o	Cash and accounts receivable of $6,486,583;
o	Working capital of $3,636,005;
o	Total assets of $41,439,314; and
•	Purchased and cancelled 192,200 common shares pursuant to the Company’s normal course issuer bid (“NCIB”) during the nine months ended September 30, 2022.

Summary of Quarterly Results

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	$	$	$	$
Statement of income and comprehensive income
Revenues	3,181,574	1,223,493	6,403,347	3,077,503
Gross profit	2,463,007	946,711	5,072,178	2,479,469
Net income (loss)	83,940	(1,251,384)	276,117	188,893
Net income (loss) per share	0.00	(0.03)	0.01	0.01

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For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three and nine months ended September 30, 2022, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has approved a quarterly cash dividend of US$0.01 per common share to be paid in the first quarter of 2023. The dividend will be paid on January 13, 2023 to shareholders of record as of the close of business on December 30, 2022.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on December 30, 2022. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

Normal Course Issuer Bid Renewal

The Company’s NCIB is being renewed after the existing NCIB expires on November 18, 2022. The current NCIB provides Vox with the option to repurchase for cancellation up to 1,968,056 common shares as appropriate opportunities arise from time to time. Under the terms of the renewed NCIB, the Company may repurchase for cancellation up to 2,229,697 common shares, being 5% of the total number of 44,593,950 common shares outstanding as at November 7, 2022. The repurchases are to be made at market prices through the facilities of the TSXV or other recognized Canadian marketplaces, or through the facilities of the Nasdaq, during the period November 21, 2022 to November 20, 2023.

The Company believes that, from time to time, the market price of its common shares does not reflect the Company’s underlying value and future prospects and that, at such times, the repurchase of the Company’s common shares represents an appropriate use of its financial resources and will enhance shareholder value. Independent Trading Group (ITG), Inc. has been appointed by Vox as its broker to assist with NCIB repurchases and subsequent share cancellations.

In the last twelve months, the Company has repurchased and cancelled 215,400 common shares pursuant to its NCIB at a weighted average price of C$3.07 per common share through the facilities of the TSXV and other recognized Canadian marketplaces.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

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The forward-looking statements and information in this press release include, but are not limited to, the payment of a quarterly dividend in Q1 2023 and the delivery of updates on its royalty portfolio in the coming months.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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